

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Nick Bhargava
Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: Groundfloor Yield LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment**
> **Filed June 26, 2023**
> **File No. 024-11411**

Dear Nick Bhargava:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A filed June 26, 2023

Offering Circular Summary
Interest Rate of Promissory Notes, page 7

1. Section 6 of the Form of Promissory Note Purchase Agreement states that you are able to adjust the interest rate payable on both new Notes and outstanding Notes held by Investors. But in this section of the offering statement, it is not clear that a change in interest rates will result in a change to the rates of all outstanding Notes. If the Notes are variable rate notes, please clarify this fact in this section and elsewhere in the offering circular and the Form of Promissory Note Purchase Agreement.

2. Section 6 of the Form of Promissory Note Purchase Agreement also states that updates to interest rates will be communicated by Groundfloor Yield through your Mobile App and through the filing of a supplement or post-qualification amendment to the Offering

Statement, but the offering statement indicates that updates to interest rates will be communicated to investors through the Mobile App and the filing of a post-qualification amendment. Please clarify and conform your Form of Promissory Note Purchase Agreement to reflect that interest rate changes will be communicated via the Mobile App and a post-qualification amendment.

3. Finally, if the Notes are variable rate notes, as noted in both our April 19, 2023 letter (Comment No. 3) and our May 8, 2023 letter (Comment No. 2), Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates for the promissory notes is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method for the promissory notes to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.

Groundfloor Yield Auto-Invest Program, page 9

4. Please revise your disclosure in this Section and throughout the offering circular to state that the notice provided to the investor prior to each scheduled auto-investment will contain, at a minimum, a hyperlink to the then-current offering statement.

5. Please clarify for investors (i) how the GFY AIP works if at any point you do not have space under Rule 251's $75 million offering cap to continue to offer and sell promissory notes to participants in the AIP; (ii) that no investment will occur if an investor does not respond to the notice provided in advance of the scheduled auto-investment; and (iii) the effect of a failure by an investor to respond in connection with one scheduled auto-investment on future scheduled auto-investment opportunities. Please make similar disclosures in the Form of Note Purchase Agreement.

6. Please revise the disclosure on page 9 and elsewhere that suggests that each Promissory Note will have a put right in light of the disclosure on page 7 stating that "no Promissory Notes other than Promissory Notes with a term of thirty six (36) months shall have a put right or be redeemable by an Investor prior to the stated maturity date."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.